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MERIDIAN FUND, INC.

MERIDIAN EQUITY INCOME FUND | MERIDIAN GROWTH FUND | MERIDIAN VALUE FUND

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2012 Estimated Income and Capital Gain Distributions

Every year, mutual funds must distribute to shareholders any net investment income and net realized gains in order to satisfy the requirements of the Internal Revenue Code applicable to mutual funds.

Please note that these are **preliminary estimates** and may change-both in total amount and classification of the distribution (short-term versus long-term)-from the date of this information to the payable date.

Record Date:	December 17, 2012
Ex-Dividend Date:	December 18, 2012
Payable Date:	December 18, 2012
Reinvest Date:	December 18, 2012

Record, ex and payable dates are also subject to change.

	Meridian Growth Fund		Meridian Value Fund		Meridian Equity Income Fund	
Ticker		**MERDX**		**MVALX**		**MEIFX**
Cusip		**589619-10 5**		**589619-20 4**		**589619-30 3**
Income Distribution	$	0.1298	$	0.1088	$	0.2626
Short-Term Capital Gain	$	-	$	-	$	-
Long-Term Capital Gain	$	6.5991	$	-	$	-
Total	**$**	**6.7289**	**$**	**0.1088**	**$**	**0.2626**

Dated 10-31-12

Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy
Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information

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file://T:\Meridian Fund.htm 11/20/2012